                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                         OPTIMARK HOLDINGS, INC.
                         -----------------------
                            (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                  --------------------------------------
                      (Title of Class of Securities)


                                   NONE
                                   ----
                              (CUSIP Number)


                           DECEMBER 31, 2000
                           -----------------
        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                          SCHEDULE 13G             Page 1 of 5
         ------------

-----------------------------------------------------------------------
1.       Name of Reporting Person

         DOW JONES & COMPANY, INC.

         S.S. or I.R.S. Identification No. of Above Person

         13-5034940

-----------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [ ]

-----------------------------------------------------------------------
3.       S.E.C. Use Only

-----------------------------------------------------------------------
4.       Citizenship or Place of Organization

         DELAWARE

-----------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power            5,459,592
Beneficially      (6)      Shared Voting Power         30,616,029
Owned by Each     (7)      Sole Dispositive Power       5,459,592
Reporting Person  (8)      Shared Dispositive Power             0

-----------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         5,459,592

-----------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                           -------

-----------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    13.7%

-----------------------------------------------------------------------
12.      Type of Reporting Person                             CO

-----------------------------------------------------------------------

CUSIP NO.                          SCHEDULE 13G             Page 2 of 5
         -----------

Item 1.           (a)   NAME OF ISSUER

                  Optimark Holdings, Inc. ("Optimark")

                  (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  10 Exchange Place Centre, 24th Floor
                  Jersey City, NJ 07302

Item 2.           (a)   NAME OF PERSON FILING

                  Dow Jones & Company, Inc.

                  (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  200 Liberty Street
                  New York, NY  10281

                  (c)   CITIZENSHIP

                  Delaware

(d)   TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share

                  (e)   CUSIP NUMBER

                  None

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.           OWNERSHIP

                  (a) Amount beneficially owned: 5,459,592*

                  * The shares held by the reporting person are subject to the Amended and Restated Stockholders Agreement, dated as of April 23, 1998 by and among the stockholders party thereto ("Agreement"), pursuant to which the parties thereto agreed to vote their shares as directed therein with respect to the election of directors. See Item 8. The parties to the Agreement and their respective shareholdings are as follows (all shareholding information is as of March 13, 2001 and has been provided by Optimark):

                  Dow Jones(1)                              5,459,592
                  General Atlantic Partners 35, L. P.(2)    9,740,219
                  GAP Coinvestment Partners, L. P.(3)       1,687,965
                  William A. Lupien                         5,861,438
                  Richard W. Jones                          4,715,823
                  Virginia Surety Company(4)                2,000,000

CUSIP NO.                        SCHEDULE 13G             Page 3 of 5
         ---------

                  Philip J. Riese                             350,000
                  John T. Rickard                              19,804
                  Alice Walton(5)                             781,188

                  (1) Includes 3,157,028 shares of common stock issuable on conversion of 789,257 shares of Series A convertible participating preferred stock ("Series A stock").

                  (2) Includes 6,976,520 shares of common stock issuable on conversion of 1,744,130 shares of Series A stock.

                  (3) Includes 1,209,020 shares of common stock issuable on conversion of 302,255 shares of Series A stock.

                  (4) Represents 2,000,000 shares of common stock issuable on conversion of 2,000,000 shares of Series B convertible participating preferred stock.

                  (5) Includes 545,704 shares of common stock issuable on conversion of 136,426 shares of Series A stock.

                  (b) Percent of class: 13.7%

                  The foregoing percentage is calculated based on the 36,612,057 shares of Common Stock reported to be outstanding as of November 13, 2000, in the Quarterly Report on Form 10-Q of Optimark for the quarter ended September 30, 2000, as adjusted pursuant to Rule 13d-3(d)(1) of the Act.

                  (c) Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote:  0
                  (ii)  Shared power to vote or to direct the vote:
                        30,616,029
                  (iii) Sole power to dispose or to direct the
                        disposition of:   5,459,592
                  (iv)  Shared power to dispose or to direct the
                        disposition of:   0

                  The filing of this statement should not be construed as an admission that Dow Jones is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement, except those owned of record by Dow Jones.

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

CUSIP NO.                          SCHEDULE 13G             Page 4 of 5
         ---------

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON

                  Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP

                  General Atlantic Partners 35, L. P., GAP Coinvestment Partners, L. P., William A. Lupien, Richard W. Jones, Virginia Surety Company, Philip J. Riese, John T. Rickard, Alice Walton and Dow Jones & Company, Inc. are all members of a group because the shares of Common Stock of Optimark they own are subject to the Agreement, pursuant to which the parties have agreed to vote their shares of Common Stock in favor of the nominees for directors selected by each of General Atlantic Partners, the Virginia Surety Company, Inc. and Dow Jones & Company, Inc.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

Item 10.          CERTIFICATION

                  Not applicable.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.                          SCHEDULE 13G             Page 5 of 5
         ------------


                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 27, 2001



                              DOW JONES & COMPANY, INC.


                              By: /S/ Rosemary C. Spano
                                 ----------------------------------
                                    Name:  Rosemary C. Spano
                                    Title: Vice President, Law